SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11K


[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1997

OR

[  ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period ____ to ____

COMMISSION FILE NUMBER
027222

CFC INTERNATIONAL, INC. EMPLOYEES
SAVINGS AND INVESTMENT PLAN

CFC INTERNATIONAL, INC.
500 State Street
Chicago Heights, IL  60411











PAGE


	REQUIRED INFORMATION


								Page
(a)	Financial Statements  Plan financial statements and	3 to 13
		schedules prepared in accordance with
		financial reporting requirements of ERISA.

		See accompanying Index to Financial Statements attached hereto, which is incorporated herein by reference.

(b)	Signatures					14

(c)	Exhibits:

	23	Consent of Independent Accountants	15

	CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS
AND INVESTMENT
PLAN

FINANCIAL
STATEMENTS AND
SUPPLEMENTAL
SCHEDULES

DECEMBER 31, 1997
AND 1996

CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS AND INVESTMENT PLAN

INDEX TO FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES

	Page

Report of Independent Accountants	5

Financial Statements:

Statement of Net Assets Available for
Plan Benefits with Fund Information at
December 31, 1997 and 1996	6

Statement of Changes in Net Assets Available for
Plan Benefits with Fund Information for the year
ended December 31, 1997 	7

Notes to Financial Statements	8to11

Supplemental Schedules:

Item 27(a)  Schedule of Assets Held for Investment
  Purposes as of December 31, 1997	12

Item 27(d)  Schedule of Reportable Transactions
  for the year ended December 31, 1997	13


All other schedules of additional information required by Section
2520.10310
of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

	Report of Independent Accountants

To the Participants
and Plan Administrator of
the CFC International, Inc.
Employees Savings and
Investment Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for benefits of the CFC International, Inc. Employees Savings and Investment Plan at December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plans management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Price Waterhouse LLP
Chicago, Illinois
June 10, 1998

CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS WITH FUND INFORMATION
DECEMBER 31, 1997 AND 1996


                                  Fund Information

			Rembrandt	LaSalle S&P	Rembrandt	Rembrandt	Rembrandt	CFC	Master
			Treasury Money	500 Equity	International	Small Cap	Fixed Income	Company
Promissory
			Market Fund	Index Fund	Equity Fund	Fund	Fund	Stock Fund	Note	Total

December 31, 1997

Investments, at fair value	$4,218,654	$2,198,676	$10,928	$11,256	$391,150
$242,787	0	$7,073,451

Receivables:
	Participant contributions	3,672	15,920	1,575	1,453	2,352	0		24,972
	Employer contributions	        1,032	         4,468	       442	       407
       660	         0	         0	         7,009

Total receivables	4,704	20,388	2,017	1,860	3,012	0 	0	31,981

Loans to participants	           0	           0 	        0	        0	         0
	         0	$120,792	     120,792

Net assets available for plan
  benefits	$4,223,358	$ 2,219,064	$ 12,945	$ 13,116	$ 394,162	$ 242,787	$120,792
	$7,226,224


December 31, 1996

Investments, at fair value	$   784,994	$ 1,509,354	                   0
       	 0	$ 324,923	$ 131,311	      0	$2,750,582

Net assets available for
 	plan benefits	$   784,994	$ 1,509,354	       0	          0	$ 324,923	$ 131,311
	       0	 $2,750,582

The accompanying notes are an integral part of these statements.

CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1997


                                                    Fund Information


			Rembrandt	LaSalle S&P	Rembrandt	Rembrandt	Rembrandt	CFC	Master
			Treasury Money	500 Equity	International	Small Cap	Fixed Income	Company
Promissory
			Market Fund	Index Fund	Equity Fund	Fund	Fund	Stock Fund	Note	Total

Sources of net assets:
Employee contributions	$	57,677	$	204,269	$	8,686	$	8,406	$	32,316	$	6,083		0
$	317,437
Employer matching contributions		14,148		58,576		2,055		2,364		12,553		1,969		0
	91,665
Net appreciation/(depreciation) in
	fair value of investments 		0     		504,951		(1,108)		(258)		12,380		(9,068)		0
    		506,897
Interest and dividend income		46,237		420		784		1,022		22,994		217	$	1,209
72,883
Transfer from other plan		3,486,873		0		0		0		0		0		124,498		3,611,371
Total sources of net assets		3,604,935		768,216		10,417		11,534		80,243		(799)
		125,707		4,600,253
Uses of net assets:
Benefits paid		50,264		65,986		359		394		5,266		2,342		0		124,611
Total uses of net assets		50,264		65,986		359		394		5,266		2,342		0		124,611
Net interfund transfers		(116,307)		7,480		2,887		1,976		(5,738)		114,617
(4,915)		0
Increase in net assets
	available for plan benefits		3,438,364		709,710		12,945		13,116		69,239
111,476		120,792		4,475,642
Net assets available for plan benefits:
	Beginning of year		784,994		1,509,354		0		0		324,923		131,311		0		2,750,582
	End of year	$	4,223,358	$	2,219,064		$     12,945	$	13,116	$	394,162	$	242,787
$	120,792	$	7,226,224

The accompanying notes are an integral part of these statements.

PAGE

CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997 AND 1996


NOTE 1  DESCRIPTION OF THE PLAN:

The following description of the CFC International, Inc.
Employees Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan for more complete information.

The Plan is a defined contribution plan whose purpose is to provide retirement benefits for eligible employees of CFC International, Inc. (the Company), formerly The Coated Film Company, and its whollyowned subsidiaries.

Plan administration

The Plan assets are held by the LaSalle National Trust, N.A. (the Custodian). The Custodian controls and has the authority to invest all contributions to the Plan. Individual participant accounts are maintained by SunGard Employee Benefit Systems (the
Recordkeeper) for each investment fund and are credited with contributions, actual earnings from each investment fund in which such contributions are invested, and forfeitures. The Recordkeeper also calculates and deducts from individual participant accounts any withdrawals or benefit payments made under the terms of the Plan. All administrative expenses of the Plan are borne by the Company.

Contribution policy

Eligible employees may contribute between 2% and 18% of their annual compensation under a salary deferral agreement, and up to an additional 10% under a posttax voluntary contribution arrangement. For each employees salary deferral contribution up to a maximum of 4% of annual compensation, as defined, the Company will contribute 50% of such employee contribution. In addition, the Company may make a discretionary contribution to the Plan each year.

Participation and vesting

Employees who have completed one year of service and are at least
21 years of age are eligible to participate in the Plan. Participants are fully vested in their own contributions and in the Companys matching contributions. Participants gradually become vested in the Company discretionary contribution, with full vesting after 7 years of service. Forfeitures of nonvested participant balances are allocated in a manner similar to the Company discretionary contribution.

PAGE

Withdrawals

Participants may withdraw any portion of their voluntary aftertax contributions at any time. In order for participants to withdraw a portion of their salary deferral contribution, they must show financial hardship, as defined in the Plan.

Termination

The Company believes the Plan will continue without interruption, however, it has the right to amend or terminate the Plan at any time. Should the Plan be terminated, participant account balances become 100% vested and Plan assets, after allowances for expenses of administration or liquidation, shall be allocated proportionately to each participant based on the net aggregate value of the participants investment determined as of the date of Plan discontinuance.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES:

Basis of accounting

The Plans financial statements have been prepared on the accrual basis of accounting.

Investments and investment income

The Rembrandt Treasury Money Market Fund is a pooled money market fund whose investments are stated at fair market value as determined by the Custodian. Interest income on this fixed income fund is credited to individual participant accounts when earned.

The LaSalle National Trust S&P 500 Equity Index Fund is an equity mutual fund whose investments are stated at fair market value based upon published market quotations on the last business day of the year.

The Rembrandt International Equity Fund invests in a portfolio consisting primarily of the equity securities of issuers in at least three countries other than the United States. The investments are stated at fair market value as determined by the Custodian.

The Rembrandt Small Cap Fund invests in a portfolio consisting primarily of the common stocks of corporations with smaller capitalization levels that have a strong prospect for earnings growth. Due to the nature of the investments, the funds share may fluctuate significantly in the short term. The investments are stated at fair market value as determined by the Custodian.

The Rembrandt Fixed Income Fund invests in a portfolio consisting primarily of quality intermediate and longterm fixed income securities. The investments are stated at fair market value as determined by the Custodian.


PAGE

CFC International, Inc. common stock is a riskier investment;
therefore, the Plan limits individuals to invest not more than 50% of their fund balance in the CFC Company Stock Fund. CFC
International, Inc. does not pay dividends; therefore, no dividend income is credited to the individual participants account.

All contributions to the CFC Company Stock Fund are initially deposited into the Rembrandt Treasury Money Market Fund. On a quarterly basis, the trustee initiates investment purchases and sales based on elected investment percentages. Interest income arises from the delay between when funds are deposited and when CFC shares are acquired.

Purchases and sales of securities, including related gains and losses, are recorded on a tradedate basis.

Contributions

Employer discretionary contributions are recognized during the period in which approved by the Companys board of directors. No discretionary contributions were made during the year ended December 31, 1997. Employer matching and employee contributions are recognized during the period in which the employees related compensation is earned.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates by management regarding the reported amounts of assets and liabilities as well as the revenue and expenses recognized during the reporting period. Actual results could differ from these estimates.

Participant Loans

The retirement plan of Northern Bank Note Company (NBNC), the investments and loans of which were rolled into the Plan effective October 1, 1997 (see Note 5), provided that a participant may borrow from the Plan an amount of at least $1,000 in multiples of $100 and not to exceed the lesser of 50% of the participants vested account balance or $50,000 less the excess of the highest outstanding loan balance during the previous one year period over the outstanding balance as of the date of the loan.
Each participant loan is evidenced by a note and is considered an investment of that participants account. Accordingly, principal and interest payments are credited to the respective participants account. Each participant note carries an interest rate equal to the prime rate plus 1 percent on the date of the loan. Repayment occurs through payroll withholding over a period not to exceed 60 months, unless the loan is for the purchase or construction of a home, in which case the repayment period may extend to 180 months. Effective January 1, 1998, the Plan will allow all remaining participants to borrow from the Plan under similar terms.

PAGE 1

NOTE 3  PARTYININTEREST TRANSACTIONS:

Partyininterest transactions consisted of loans made to participants and investments in the CFC Company Stock Fund.
Stock in the CFC Company Stock Fund is acquired on the open market at fair market value on the date purchased. Partyininterest transactions also consist of the investments in the LaSalle S&P 500 Index Fund as LaSalle is the trustee of the Plan.

NOTE 4  TAX STATUS:

A favorable determination letter dated September 12, 1995 has been received from the Internal Revenue Service regarding the Plans qualified status under the Internal Revenue Code, and therefore, the Trust is tax exempt. Further, the Plan administrator believes the Plan is designed and being operated in accordance with its terms and Internal Revenue Code requirements.
Accordingly, no provision for taxes has been made in the accompanying financial statements.

NOTE 5  TRANSFER FROM OTHER PLAN:

On September 3, 1997, the Company acquired substantially all of the assets and assumed substantially all of the liabilities of NBNC.
 NBNC is a financial security printer of stock certificates and other intaglio printed documents. Effective October 1, 1997, investments of NBNC employees now employed by the Company were transferred to the Plan in the amount of $3,486,873.













PAGE 1


CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS AND INVESTMENT PLAN

ITEM 27(a) SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997

Description of investment including
Identity of issue, borrower,	     maturity date, rate of interest,		Current
   lessor, or similar party    	   collateral, par, or maturity value      	Cost
	  value

Rembrandt Treasury	Rembrandt Treasury Money Market Fund	$4,218,654	$4,218,654

LaSalle National Trust*	LaSalle S&P 500 Index Fund	  1,493,946	  2,198,676

Rembrandt Treasury	Rembrandt International Equity Fund     	11,961	10,928

Rembrandt Treasury	Rembrandt Small Cap Fund	11,560	11,256

Rembrandt Treasury	Rembrandt Fixed Income Fund         	371,227	391,150

CFC International, Inc.	CFC Company Stock Fund	    307,167
    	242,787

Participant Loans*	Loans, 7.1  9%	          0 	     120,792

Total Assets		$6,414,515	$7,194,243

*Denotes party in interest transaction

PAGE 12


CFC INTERNATIONAL, INC.
EMPLOYEES SAVINGS AND INVESTMENT PLAN

ITEM 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997


								Current value
        Identity of party		Number of				Expense incurred	Cost	of asset on	Net
gain
             involved                 	Description of asset	transactions
Purchase price	Selling price	Lease rental	with transaction	of asset
transaction date	or loss

LaSalle National Trust, N.A.	LaSalle National
	Trust S&P 500
	Equity Index Fund	75	$   402,156	         0      	    0   	    0
 0      	$    402,156	     0

LaSalle National Trust, N.A.	LaSalle National
	Trust S&P 500
	Equity Index Fund	55	0	 $  219,654	0   	0      	 $  182,406	219,654	$37,248

Rembrandt Treasury	Rembrandt Treasury
	Money Market Fund	152	4,868,956	0	0	0	0	4,868,956	0

Rembrandt Treasury	Rembrandt Treasury
	Money Market Fund	103	0 	1,427,115	0	0	1,427,115	1,427,115	0

CFC International, Inc.	Common Stock	4	127,572	0	0	$669	0	127,572	0

CFC International, Inc.	Common Stock	4		9,044		44	14,020	9,044	(5,020)

Rembrandt Treasury	Rembrandt Treasury
	Money Market Fund	1	721,685	0	0	0		0 	721,685	 0

Rembrandt Treasury	Rembrandt Treasury
	Money Market Fund	1	3,486,873	0	0	0		0	3,486,873	 0

Rembrandt Treasury	Rembrandt Treasury
	Money Market Fund	1	0	721,685  		0   	0
     	721,685	721,685	0





PAGE 13


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


		CFC INTERNATIONAL, INC. EMPLOYEES
		SAVINGS AND INVESTMENT PLAN



		BY:     /s/ Dennis W. Lakomy
		           Dennis W. Lakomy
		           Plan Administrator


Date:  June 30, 1998












PAGE 1


	EXHIBIT 23

CFC INTERNATIONAL, INC.
DECEMBER 31, 1997


FORM 11K


CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S8 (No. 3332978 and 33332481) of CFC
International, Inc. of our report dated June 10, 1998 appearing on page 5 of this Form 11K.





/s/ Price Waterhouse LLP
Price Waterhouse LLP



Chicago, Illinois
June 30, 1998











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